For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Sale of its Minority Interest in Trois-Rivières Joint Arrangement

TORONTO - May 16, 2014 - Sears Canada Inc. (TSX: SCC) announced today that it has entered into an agreement for the sale of its 15% minority ownership interest in the Centre commercial Les Rivières shopping centre in Trois-Rivières, Quebec, a joint arrangement the Company holds with affiliates of Ivanhoé Cambridge, for pre-tax consideration of $33.5 million. Ivanhoé Cambridge is purchasing the 15% interest that it does not already own from Sears. The transaction is subject to customary closing conditions and is scheduled to close on June 2, 2014.

Sears will continue to operate its department store in the shopping centre, and Ivanhoé Cambridge will continue to manage the property. This transaction will have no effect on associates employed at the store, nor on the operation of the store which will continue to serve the residents of Trois-Rivières and surrounding area as it has proudly done since 2000 and since 1971 in its previous location in the same shopping centre.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.